EXHIBIT 99.1

POET Technologies and Quantum Computing Inc. to Co-Develop 3.2Tbps Optical Engines for CPO and Next-Gen AI Connectivity

400G/Lane, TFLN modulator-based innovation to play a key role in the future of computing

SAN JOSE, Calif. and HOBOKEN, N.J., Nov. 11, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, and Quantum Computing Inc. (QCi) (NASDAQ: QUBT), an innovative integrated photonics and quantum optics technology company, today announced a strategic collaboration to develop 400G/Lane thin-film lithium niobate (TFLN) modulator-based 3.2Tbps engines that will be designed to lead the next era of computing.

QCi will leverage its expertise with TFLN to integrate the high-performance 400G/Lane modulators with the POET Optical Interposer™ platform technology. When complete, the engine will provide industry-leading data-transfer speeds at 3.2Tbps and beyond, meeting the massive demand of AI systems networks and datacenter hyperscalers.

“To achieve a commercially viable optical modulator that operates at 400G/Lane requires an integration platform such as the POET Optical Interposer. When we combine POET’s platform technology with QCi’s integrated photonics designs, the result is a solution that addresses the global demand for more compute power,” said Dr. Yong Meng Sua, Chief Technology Officer at QCi. “We look forward to this collaboration with POET and exploring our shared long-term vision for how to bring more efficient and better-performing compute devices to the market.”

Under the terms of the agreement, POET will fund the development of the 400G/Lane modulator, which is targeted for completion in the second half of 2026.

“The work we are doing with QCi is among the efforts that keep POET at the forefront of AI connectivity development. We are committed to constantly finding ways to innovate even as we execute on our sales strategy for our existing products,” said POET Executive Chairman and CEO Dr. Suresh Venkatesan. “A 400G/Lane optical modulator that incorporates TFLN will be a radical step forward for the industry.”

TFLN is a resilient and highly efficient material that has proven to be ideal for chip-scale photonic integration. QCi is one of the few companies that have demonstrated processes that can make TFLN adaptable for advanced wafer-level manufacturing. The 400G/Lane modulator will double the speeds of the fastest networking devices currently in the marketplace.

The global market size for 3.2T in pluggable and CPO formats is projected to reach close to USD $12 billion by 2030, according to the LightCounting report “Ethernet Optics: Cloud, Enterprise and Telecom”, September 2025.

About POET Technologies Inc.

POET Technologies is a design and development company offering high-speed optical engines, light source products, and custom optical modules for the artificial intelligence systems market and hyperscale data centers. Its patented POET Optical Interposer™ platform enables seamless chip-scale integration of photonic and electronic devices using advanced semiconductor manufacturing techniques.

More at: www.poet-technologies.com

Media Contact:
Adrian Brijbassi
adrian.brijbassi@poet.tech

Company Contact:
Thomas Mika, EVP & CFO
tm@poet.tech

About Quantum Computing Inc.

Quantum Computing Inc. ("QCi") (Nasdaq: QUBT) is an innovative, integrated photonics and quantum optics technology company that provides accessible and affordable quantum machines and foundry services for the production of photonic chips based on thin-film lithium niobate (TFLN). QCi’s products are designed to operate at room temperature and low power at an affordable cost. The Company’s portfolio of core technologies and products offer unique capabilities in the areas of high-performance computing, artificial intelligence, and cybersecurity, as well as remote sensing applications.

More at: www.quantumcomputinginc.com

Media Contact (Quantum Computing Inc.):
Rosalyn Christian/John Nesbett
IMS Investor Relations
qci@imsinvestorrelations.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial or operational performance, including, but not limited to, statements regarding the development, performance, production, and market adoption of our new semiconductor device designed to enhance connectivity in AI networks, as well as our business strategy, projected timelines, costs, revenue potential, and market opportunities. Forward-looking statements are often identified by words such as “may,” “will,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” or “continue,” and similar expressions or variations.

These forward-looking statements are based on current assumptions and expectations and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to, delays or challenges in the development, testing, or manufacturing of the TFLN photonic devices; failure to achieve anticipated optical modulator performance or connectivity improvements in AI networks; dependence on third-party suppliers for critical components; intellectual property disputes; competitive pressures in the semiconductor and AI industries; regulatory changes affecting technology or data privacy; and fluctuations in global economic or market conditions. Additional risks are described in QCi and POET’s reports with the U.S. Securities and Exchange Commission (SEC). These forward-looking statements reflect our views as of the date of this press release. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.